UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission file number: 001- 38556

ENTERA BIO LTD.
(Translation of registrant's name into English)

Kiryat Hadassah
Minrav Building – Fifth Floor
Jerusalem, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of the Extraordinary General Meeting of the Shareholders

On October 3, 2019, Entera Bio Ltd. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on three proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K the Company filed with the Securities and Exchange Commission on August 29, 2019 (the “Proxy Statement”).

Based on the results and the majority requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, the shareholders of the Company duly approved the following resolutions:

(1)	To ratify and approve the terms of compensation of Mr. Adam Gridley, our Chief Executive Officer, for a period commencing as of August 5, 2019, and onward (proposal 1);
(2)	To ratify and approve the amendment of the terms of compensation of Dr. Phillip Schwartz, for a period commencing as of June 24, 2019, and onward (proposal 2); and
(3)	To approve the Amendment to the Articles of Association of the Company to increase the maximum number of directors of the Company to ten directors (proposal 3).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Entera Bio Ltd. (Registrant)

By:	/s/ Adam Gridley
Name: Adam Gridley
Title: Chief Executive Officer

Date: October 10, 2019